

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 23, 2017

<u>Via E-Mail</u>
Julian Nikolchev
President and Chief Executive Officer
Dextera Surgical Inc.
900 Saginaw Drive
Redwood City, California 94063

> **Re:** **Dextera Surgical Inc.**
> **Registration Statement on Form S-1**
> **Filed March 10, 2017**
> **File No. 333-216625**

Dear Mr. Nikolchev:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Laurie Abbott at (202) 551-8071 with any questions.

Sincerely,

/s/ Laurie Abbott for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Brett D. White, Esq.
Cooley LLP